

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
K. J. Berry
President
GEI Global Energy Corp.
6060 Covered Wagons Trail
Flint, Michigan 48532

      Re: PCAOB Letter Dated December 18, 2013
               File No. 333-171572

Dear Mr. Berry:

We have received a PCAOB letter from De Joya Griffith LLC notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended.

Please file an Item 4.01 Form 8-K to report the changes in your certifying accountant. Item 304 of Regulation S-K describes the disclosure required by the Item 4.01 Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

If you have any questions, please call me at 202-551-3394.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant